OLD NATIONAL BANCORP

One Main Street

Evansville, Indiana 47708

August 22, 2018

VIA EDGAR

David Gessert, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Old National Bancorp
Registration Statement on Form S-4
File No. 333-226528

Dear Mr. Gessert:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Old National Bancorp (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-226528) filed with the Securities and Exchange Commission (the “Commission”) (the “Registration Statement”), be accelerated to 3:00 p.m., Eastern Daylight Time, on August 23, 2018, or as soon thereafter as practicable.

Please contact Michael J. Messaglia of Krieg DeVault LLP at (317) 238-6249 or mmessaglia@kdlegal.com or Robert J. Wild of Krieg DeVault LLP at (312) 235-1119 or rwild@kdlegal.com with any questions you may have concerning this request. In addition, please notify Mr. Messaglia or Mr. Wild when this request for acceleration has been granted.

Thank you for your consideration in this matter.

Respectfully,

/s/ Keaton J. Miller
Keaton J. Miller Vice President Assistant General Counsel

cc:	Jeffrey L. Knight, Esq.
Michael J. Messaglia, Esq.
Robert J. Wild, Esq.